February 13, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-5010

Attn: Ajay Koduri

Re:	3DIcon Corporation

Amendment No. 5 to

Registration Statement on Form S-1

Filed January 31, 2013

File No. 333-182532

Dear Mr. Koduri:

We are counsel to 3DIcon Corporation (the “Company”). We hereby submit, on behalf of the Company, a response to the comment by the staff of the Securities and Exchange Commission (the “Staff”) provided verbally by the Staff on February 12, 2013 (the “Verbal Comment”) relating to the Company’s Registration Statement on Form S-1/A filed on January 31, 2013 (the “Form S-1”). Set forth below is the Company’s response to the Staff’s comment.

1.	Since the Company’s common stock is not a “Covered Security,” please explain how the selling shareholders may comply with state securities laws, without registering the securities with each state in which the selling shareholders sell their shares.

Response:

Although it is the responsibility of the selling shareholders to comply with federal and state securities laws in connection with their transfer of securities, the selling shareholders could rely on a number of exemptions that may be applicable to secondary trading. While we cannot opine on all state securities laws, numerous states, for example, provide an exemption from state registration if the Company is listed on a recognized manual such as the S&P Market Access program, a manual on which the Company is listed. In the alternative, a selling shareholder may rely on exemptions for non-issuer transfers covered by the exemption set forth in Section 18(b)(4)(A) of the Securities Act. Accordingly, the Company does not believe it is necessary to provide a risk factor related to this matter.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Very Truly Yours,

/s/ Jay Yamamoto for

Greg Sichenzia